EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

March 2, 2016	NYSE-MKT: ASM TSX-V: ASM FSE: GV6

Avino Announces Financial Results for Q4 and Year End 2015

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, "Avino" or "the Company")is pleased to announce the consolidated financial results for the Company's fourth quarter and year ended December 31, 2015. The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com,on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FOURTH QUARTER 2015 HIGHLIGHTS

•	Generated revenues of $3.9 million from the sale of San Gonzalo concentrates

•	Mine operating income amounted to $1.5 million

•	Net income after taxes amounted to $370,675 or a Basic EPS of $0.01

•	Produced 761,767 silver equivalent ounces, including 409,216 ounces of silver, 1,588 ounces of gold and 1,272,565 pounds of copper

•	Total consolidated cash[1] cost was $8.24 per payable silver ounce

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Consolidated all-in sustaining cost ("AISC")[1] was $12.70 (US$9.70) per payable silver equivalent ounce, a 16% increase compared to $10.94 (US$9.63) per ounce in the fourth quarter of 2014 and consistent with the previous quarter

•	Average realized selling prices for silver and gold were US$14.29 and US$1,092 per ounce respectively

•	Cash and cash equivalents of $7.5 million were on hand at the end of the quarter

2015 HIGHLIGHTS

•	Generated revenues of $19.0 million from sales of San Gonzalo concentrates

•	Mine operating income were $8.1 million

•	Net income after taxes amounted to $483,424 or a Basic EPS of $0.01

•	Operating cash flows before movements in working capital to $453,878 or $0.01 per share

•	Produced 3.0 million silver equivalent ounces, including 1.6 million ounces of silver, 7,083 ounces of gold and 4.7 million pounds of copper

•	Total cash cost[1] was $8.45 (US$6.61) per silver equivalent ounce

•	All-in sustaining cost ("AISC")[1] was $12.14 (US$9.49) per payable silver ounce, a 1% reduction compared to $12.24 ($11.08) per ounce in 2014

•	Average realized selling prices for silver and gold were US$15.46 and US$1,148 per ounce respectively

•	Cash and cash equivalents of $7.5 million were on hand at December 31, 2015

•	Invested $8.9 million in capital expenditures net of concentrate proceeds of $21.5 million from the sales of Avino mine concentrates to Samsung

1The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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"Avino has delivered another year of strong financial and operating results. In 2015, the mining industry continued to endure challenging market conditions and depressed metal price's however Avino, through the hard work of its team of professionals, maintained its strong financial position and increased its production and silver equivalent ounces sold. During the year we continued to build our first class fleet of mining and production equipment which has significantly contributed to our consolidated all-in sustaining cash cost of $12.14 (US$9.49) per silver equivalent ounce. We continue to believe that our financial and operational condition and our strong balance sheet have well positioned the Company to advance and meet its objectives," stated Malcolm Davidson, CFO.

HIGHLIGHTS	Fourth Quarter 2015	Fourth Quarter 2014	Change	Year 2015	Year 2014	Change
Operating
Tonnes Milled	136,817	82,558	66%	517,887	201,751	157%
Silver Ounces Produced	409,216	296,914	38%	1,625,285	969,524	68%
Gold Ounces Produced	1,588	1,644	-3%	7,083	5,180	37%
Copper Pounds Produced	1,271,565	228,436	457%	4,743,691	305,417	1,453%
Silver Equivalent Ounces[1,2] Produced	761,767	436,235	75%	3,020,348	1,399,102	116%
Silver Equivalent Ounces[1,2] Sold	241,114	244,956	-2%	1,140,029	1,085,029	5%
Cash Costs per Silver Equivalent Ounce[1,2]	$8.24	$9.73	-15%	$8.45	$9.29	-9%
All-in Sustaining Cost per Silver Equivalent Ounce[1,2]	$12.70	$10.94	16%	$12.14	$12.24	-1%
Average Realized Silver Price per Ounce ($US)[1]	$14.29	$17.18	-17%	$15.46	$19.04	-19%
Average Realized Gold Price per Ounce ($US)[1]	$1,092	$1,213	-10%	$1,148	$1,266	-9%
Financial
Revenues	$3,860,109	$3,714,692	4%	$19,082,847	$19,297,953	-1%
Mine Operating Income	$1,471,826	$1,489,376	-1%	$8,121,153	$7,904,549	3%
Net Income	$370,675	$469,145	-21%	$483,424	$2,514,169	-81%
Cash and Cash Equivalents	$7,475,134	$4,249,794	76%	$7,475,134	$4,249,794	76%
Working Capital[1]	$6,003,557	$6,617,877	-9%	$6,003,557	$6,617,877	-9%
Shareholders
Earnings per Share ("EPS") – Basic	$0.01	$0.01	0%	$0.01	$0.08	-88%
Cash Flow per Share[1,2]	$(0.03)	$0.01	-400%	$0.01	$0.13	-92%

Financial Results

The Company generated revenues of $19 million during 2015; a 1% decrease compared 2014.

Mine operating income was $8.1 million during 2015, an increase of $216,604 or 3% from $7,904,549 in 2014. During the year of 2015, net income decreased by $2.1 million to $483,424 or $0.01 per share, compared to net income of $2,514,169 or $0.08 basic and diluted per share during 2014. The primary reasons for the decrease were foreign exchange loss of $833,822 due to the translation of $USD denominated liabilities and an increase in income taxes.

Operational Results

Silver equivalent production for 2015 increased 116% to 3,020,348 oz1 compared to 1,399,102 oz in 2014. Silver production for 2015 increased 68% to 1,625,285 oz compared to 2014. Gold production for 2015 increased by 37% to 7,083 oz compared to 5,180 oz in 2014. Copper production for 2015 increased by 1,453% to 4,743,691 lbs compared to 305,417 lbs in 2014. Total mill feed processed during 2015 was 517,887 dry tonnes compared to 201,751 dry tonnes during 2014, an increase of 157%. The production growth was due to the completed refurbishment of the 1,000 tonne per day Mill Circuit 3 used to process new underground material from the Avino Mine.

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16/oz Ag, US$1,150/oz Au, and US$3.00/Lb Cu. Mill production figures have not been reconciled, and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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At the Avino mine, which began processing new underground material using Mill Circuit 3 on January 1, 2015; silver equivalent ounces1 produced during 2015 totalled 1,801,997. Production for the third and fourth quarters also includes output from Mill Circuit 2 which was used to process mill feed from the Avino Mine during July, August, November and December.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the year of 2015 totalled 1,218,351. This represents a 23% increase compared to 2014. All-in sustaining cash costs during 2015 were $12.15 per AgEq ounce1 compared to $11.96 in 2014, an increase of 2%.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during 2015 were $12.14 compared to $12.24 during the period of 2014, a decrease of 1%.

Capital expenditures during 2015, net of concentrate proceeds of $22.3 million, were $8,885,687 compared to $13,804,382 during 2014.

Capital expenditures primarily relate to the Avino mine advancement, the process plant expansion for Mill Circuit 3, and mining and production equipment to advance operations at the San Gonzalo, and Avino, and Bralorne mines.

Bralorne Mine

During 2015, Bralorne continued to prepare and evaluate a strategic mine plan, including an assessment of more cost effective mining methods and capital expenditures needed to bring the project to a profitable position. The Company has acquired new mining equipment including two new scoop trams from and a rockbreaker from Sandvik, and a loader from Caterpillar. Further, the Company has ordered a new development jumbo from Sandvik and expects to take delivery in the coming months. This brand new equipment will help to reduce maintenance costs while increasing mining productivity and efficiency when the project resumes operations. Ongoing maintenance and improvements continued in 2015 and the Company has been reviewing the requirements to increase processing capacity should the resources and mine plan prove feasible and viable. A raise to the embankment dam for the tailings storage facility was completed in October 2015 and the Company is currently in the process of obtaining the permits to resume processing and mining activities from British Columbia's Ministry of Energy & Mines and Ministry of Environment.

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16/oz Ag, US$1,150/oz Au, and US$3.00/Lb Cu. Mill production figures have not been reconciled, and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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In November 2015, Bralorne, in conjunction with North Island College, the government and the First Nations formed a cohort to provide basic mining training for First Nations members at Lillooet. Bralorne provided support and access to mine site for hands-on training. The Company is maintaining open lines of communication with First Nations communities, and management continues its efforts to build meaningful positive relationships with its stakeholders.

"I'm very happy to report a strong performance for Avino in 2015. Avino remains one of the few mining companies to post significant growth, including a record year with 116% higher production over 2014. We have met overall expectations of management, improved our cost structure and strengthened our balance sheet. We owe these results to our dedicated teams in both Canada and Mexico. This is a very professional group that continues to meet daily challenges with creativity and enthusiasm. Our goal for 2016 is to maintain consistent operating results and look towards our next round of expansion. With our new Samsung agreement in place, a modernized plant and metals prices that appear to be stabilizing, we believe Avino's future is bright."

- David Wolfin, President, CEO & Director

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company's mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company's financial statements and MD&A.

Conference Call

Avino will be holding a conference call on March 3, 2016 at 8 am PST (11 am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16/oz Ag, US$1,150/oz Au, and US$3.00/Lb Cu. Mill production figures have not been reconciled, and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino's Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons ("QP") within the context of National Instrument 43-101. The respective QP's have reviewed and approved all the applicable technical data in this MD&A.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012); and

5.	Identify and evaluate potential projects for acquisition.

On Behalf of the Board

"David Wolfin"

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16/oz Ag, US$1,150/oz Au, and US$3.00/Lb Cu. Mill production figures have not been reconciled, and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties.

Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1. For comparison purposes, the silver equivalent ratio has been calculated using metal prices of US$16/oz Ag, US$1,150/oz Au, and US$3.00/Lb Cu. Mill production figures have not been reconciled, and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

2. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

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